

September 11, 2012

Via E-mail
Samuel A. Woodward
President and Chief Executive Officer
Horizon Lines, LLC
4064 Colony Road
Suite 200
Charlotte, NC 28211

> **Re:** **Horizon Lines, LLC**
> **Registration Statement on Form S-4**
> **Filed August 24, 2012**
> **File No. 333-183561**

Dear Mr. Woodward:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the offer to exchange 11% First Lien Senior Secured Notes due 2016 and Second Lien Senior Secured Notes due 2016 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2. We note your disclosure on page 16 that the Second Lien Exchange Notes will accrue interest as Cash Interest, PIK Interest or Partial PIK Interest and that, for each interest payment period, you will elect the form of interest payment.  Please register the offering

of the payment-in-kind notes that may be issued as PIK Interest and Partial PIK Interest for the Second Lien Exchange Notes and revise your registration statement accordingly. For example, revise the calculation of registration fee table and, if necessary, pay any additional fees.   In addition, have counsel update its opinion to opine on the payment-in-kind notes.  Alternatively, please tell us what exemption from registration is available for such notes.

Summary, page 1

3.  We note that you have experienced net losses since the fiscal year ending 2008, and we note your disclosure on page 31 regarding the significant net losses you have experienced in the fiscal years ending 2011 and 2010 and in the six months ending June 24, 2012. Please revise to disclose your history of net losses in one of the opening paragraphs of the Summary section.

Exhibit 5.2

4.  Please have counsel revise to remove the last sentence in the fourth paragraph on page 3 that states that the opinion "is given as if the existing internal laws of the State of Hawaii govern the Guarantees, without regard to whether the Guarantees so provide," as this assumption is inappropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc:     Via E-mail
        Christian O. Nagler
        Kirkland & Ellis LLP